John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

October 24, 2018

Susan Bloch

Attorney

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

Washington, DC 20549

Re:	B2Digital, Incorporated Offering Statement on Form 1-A Filed August 21, 2018
File No. 024-10888

Dear Attorney Bloch:

On behalf of B2Digital, Incorporated (the “Company”), we respond as follows to the Staff’s comment letter, dated October 19, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Form 1-A/A Filed October 5, 2018

Cover Page

1.	We note your response to our prior comment 1 and reissue the comment in part. We note the offering price is $.01, but the table on the cover page still indicates that the price to the public is $.001. Please revise for consistency.

The table offering price has been corrected.

2.	We note your response to our prior comments 2 and 3, and reissue the comments. We note you indicate in your response letter that the securities will only be sold for cash and that the section relating to the securities being offered for other than cash has been deleted, but the section appears to remain. Please either delete the language on the cover page that indicates the securities may be sold for promissory notes, services, and/or other consideration, or revise to indicate how valuations of non-cash consideration will be made, update the "Use of Proceeds" section, and update the statements indicating how the offering will satisfy your cash requirements for the next twelve months.

This section has been deleted.

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Summary, page 2

3.	We note your response to our prior comment 4 and re-issue the comment in part. Please revise to include disclosure in the summary section that your officers and directors also hold Series A Preferred Stock, which are entitled to 240 votes per share. Please also revise to disclose here the officers and directors voting control.

The Summary has been revised to state as follows:

Voting Control

The officers and directors currently have voting control of the Company, including ownership of 2,000,000 shares of Series A Preferred Stock are currently issued and outstanding which votes with the Common Stock on all matters to be voted on by the common stock on an as-converted basis. On such matters, each holder of Series A Preferred Stock is entitled to 240 votes for each share of Series A Preferred Stock held by such shareholder. If all of the shares offered in this Offering are sold the officers and directors will control 68.73% of all votes.

The Offering, page 4

4.	Please revise the number of common shares issued and outstanding as of the most recent practicable date here, and throughout the filing. Similarly, revise to update the Selling Shareholder table, at page 19, and the Principal Stockholder Table, at page 43, to the most recent practicable date.

The number of shares outstanding has been revised.

Use of Proceeds, page 14

5.	We note your response to our prior comment 7. Please clarify in your disclosure that you do not have a current agreement to acquire a Fight Group, and that the reference to an acquisition of a Fight Group in your Use of Proceeds discussion does not indicate a current plan to acquire a specific local fight group.

The following has been added to the section on Use of Proceeds:

We do not have a current agreement to acquire a Fight Group. The reference to an acquisition of a Fight Group in this Use of Proceeds discussion does not indicate a current plan to acquire a specific local fight group.

Dilution, page 16

6.	Please refer to the second paragraph, which indicates that the historical net tangible book value as of June 30, 2018 was $.001 based on 360,533,444 shares outstanding. Please reconcile this with the chart and footnote 1 that appears to indicate historical net tangible book value as $.0001 as of June 30, 2018.

The historical net tangible book value has been corrected.

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Distribution, page 17

7.	We note your response to our prior comment 9, and reissue in part because the requested disclosure does not appear to have been added. Please explain here that the offering in being conducted on a "best-efforts" basis and that your officers are relying upon Rule 3a4- 1 under the Securities Exchange Act of 1934, as you disclose on the cover page. Please also explain how the officers will comply with Rule 3a4-1. Please disclose how investors would know if they are purchasing shares directly from the company or from selling shareholders. Finally, please clarify whether you will involve underwriters given that footnote 4 to the table on the cover page references “estimated total offering expenses, including underwriting discount and commissions” and your statement on page 17 that “The initial public offering price was determined by negotiation between us and the Underwriter.”

The following language has been added to the section on Distribution:

The Offering

This Offering in being conducted on a "best-efforts" basis.

Our officers are relying upon SEC Rule 3a4-1 under the Securities Exchange Act of 1934. The officers of the Company will not be deemed to be brokers solely by reason of their participation in the sale of the securities. The officers are not subject to a statutory disqualification; and they will not be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and are not at the time of their participation an associated person of a broker or dealer. They will perform substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities. They were not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months. They will not participate in selling an offering of securities for any issuer more than once every 12 months. They will restrict their participation to any one or more of the following activities: (a) preparing any written communication or delivering such communication through the mails or other means that does not involve oral solicitation by the associated person of a potential purchaser; (b) responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser; Provided, however, that the content of such responses are limited to information contained in a Offering Statement filed  under the Securities Act of 1933 or other offering document; or (c) performing ministerial and clerical work involved in effecting any transaction.

The Company intends to sell all shares offered by the Company directly before selling shares offered by selling shareholders.

Accountants' Compilation Report, page F-2

8.	We note your response to prior comment 12; however, the accountants' compilation report still remains in the filing. We therefore reissue our comment. Please note that compilation reports are not appropriate to present because the association of the accountant provides no basis for reliance. Accordingly, please remove the accountants' compilation report.

The auditor's compilation report has been removed.

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Exhibits

9.	Please file the consent of your independent registered public accounting firm with your next amendment. See Part III Item 17(11) of Form 1-A.

The consent of our independent registered public accounting firm has been filed.

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

John E. Lux

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